January 16, 2008

FILED VIA EDGAR

Ms. Susan Block

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gemstar-TV Guide International, Inc.
Form 10-K Filed on February 28, 2007
Definitive Proxy Statement on Schedule 14A Filed on April 10, 2007
SEC File No. 000-24218

Dear Ms. Block:

Set forth below are the responses of Gemstar-TV Guide International, Inc. (“Gemstar” or the “Company”) to the Staff’s letter of comment addressed to Bedi A. Singh, dated December 20, 2007, relating to the Form 10-K and the Company’s definitive proxy statement filed with the Securities and Exchange Commission (“Commission”) on February 28, 2007 and April 10, 2007 respectively. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

General

1.	In future filings, please label your Compensation Discussion and Analysis section as such.

In future filings, we will label our Compensation Discussion and Analysis section as such.

Compensation of Directors, page 6

2.	In future filings, please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi). Similarly, revise your Summary Compensation Table in regards to the option awards column. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Ms. Susan Block

January 16, 2008

In future filings, we will include the assumptions made in the valuation of stock awards in the Compensation of Directors table and of option awards in the Summary Compensation Table either in a footnote to the table or by referencing a discussion of those assumptions in our financial statements, footnotes to the financial statements, or discussion in our Management’s Discussion and Analysis

Executive Compensation and Other Information, page 20

General Compensation Philosophy, page 20

3.	We note your disclosure that decisions regarding compensation are based on an assessment of each executive’s performance against certain performance factors, goals or targets. In future filings, please provide a qualitative and a quantitative discussion of all the performance measures to be achieved in order for your executive officers to earn their performance-related compensation. We would expect to see the specific company financial goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such performance goals. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

In future filings, we will include expanded qualitative and quantitative disclosure on individual performance objectives, key operating drivers and economic financial measures. With respect to specific company financial goals, we respectfully submit to the Staff that the budgeted consolidated and unconsolidated revenue and adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) amounts used as the performance measures to be achieved in order for our named executive officers to earn portions of their performance-related compensation is viewed by the Company as confidential information that, if publicly available in future filings, would result in competitive harm to the Company. Therefore, we have excluded the specific target levels and intend to continue to exclude the specific target levels in future filings in reliance on Instruction 4 to Item 402(b) of Regulation S-K.

4.

To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that you have an appropriate basis for omitting disclosure of the performance measures, please revise your disclosure to discuss how difficult it would be for the named executive officer or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an

Ms. Susan Block

January 16, 2008

executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

We respectfully submit that the specific thresholds for budgeted consolidated and unconsolidated revenue and adjusted EBITDA constitute confidential and sensitive financial information that, if publicly disclosed, would cause us competitive harm by alerting our competitors to certain of our important internal financial performance targets which would provide them with valuable insight into our views on the state of the markets in which we operate and our internal benchmarks. We respectfully advise the Staff that we treat these budgeted annual financial performance targets as confidential, and we have not in the past disclosed them publicly and do not plan to do so in the future. In addition, we believe that if our internal budgets were made public and we failed to attain these targets which our Board of Directors has established as internal goals for management for a particular fiscal period, that fact would cause significant competitive harm to our business.

In lieu of disclosing the specific thresholds for budgeted consolidated and unconsolidated adjusted EBITDA and revenue, on page 22 of the proxy statement we discussed how difficult it would be for our named executive officers to achieve the undisclosed target levels. Specifically, we stated that “Overall, for executive officers, we believe bonus payouts in the range of 30% to 50% of base salary should be achievable with strong individual performance by the executive and Company performance in line with budgeted adjusted EBITDA and revenue numbers for the Company and/or applicable business unit in the Bonus Plan Year. Bonus payouts above this range are more difficult to achieve, requiring superior individual performance by the executive and/or Company performance exceeding budgeted adjusted EBITDA and revenue numbers for the Company and/or applicable business unit in the Bonus Plan year.” In response to the Staff’s comment, in future filings we will expand our disclosure to include more detailed information regarding the achievability of the set target levels.

Compensation of the Chief Executive Officer, page 27

5.

We note that you review executive compensation levels at other public companies in establishing Mr. Battista’s compensation. In any future filing, please identify the benchmark companies and specify how each element of compensation relates to the information you reviewed. Discuss where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Ms. Susan Block

January 16, 2008

As we state on page 28 of the proxy statement, many factors are considered when establishing Mr. Battista’s compensation. These factors include an overall assessment of Mr. Battista’s skills and experience, the challenges facing the Company and the compensation paid to executives at the Company and at other public companies in a similar industry and of comparable size to the Company.

As discussed on page 28 of the proxy statement, the Compensation Committee approved a 5% salary increase to Mr. Battista’s base salary as a result of individual performance and the Company’s accomplishment of certain operational and strategic objectives. The Compensation Committee also discussed Mr. Battista’s total compensation in relative terms vis-à-vis other executives at the Company. However, the Compensation Committee did not specifically review executive compensation levels at other public companies prior to increasing Mr. Battista’s base salary.

In future filings, we will include additional disclosure regarding other elements of Mr. Battista’s compensation such as bonus, the value of options and perquisites related to information we reviewed from benchmark companies. Any details concerning the identification of benchmark companies and how they are used in calculating these elements of Mr. Battista’s compensation will be disclosed to the extent that it is material to the Compensation Committee’s decisions. Where benchmark companies were identified but ultimately not taken into consideration in setting Mr. Battista’s compensation, we respectfully submit that details on these benchmark companies will not be disclosed.

In disclosing benchmark company information in future filings, where applicable, we plan to include a list of public companies considered to be in the same or a related industry as the Company and provide the factors we considered in selecting these companies as part of our peer group. Additionally, we will disclose how the data related to specific categories from these benchmark companies is analyzed and compared to the Company’s information for the same categories.

We respectfully submit to the Staff that disclosure related to actual payments falling within target areas or outside of a targeted percentile range is only necessary to the extent this information is material to an understanding of the underlying compensation plan or arrangement. If this target information is material to the compensation plan or arrangement, we intend to provide in future filings a more detailed description of these target areas and how they were considered when determining the elements of Mr. Battista’s compensation.

* * * * * * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

Ms. Susan Block

January 16, 2008

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at 323-817-4720. We thank you in advance for your attention to the above.

Sincerely,

/s/ Stephen H. Kay
Stephen H. Kay Executive Vice President and General Counsel Gemstar-TV Guide International, Inc.